LAW OFFICES OF LOUIS E. TAUBMAN, P.C.

225 Broadway, Suite 1200

New York, New York 10007

(212) 732-7184   Fax:  (212) 202-6380

E-mail: Louistlaw@aol.com

June 8, 2005

U.S. Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Re:

AXM Pharma, Inc.

Registration Statement on Form S-3

File No. 333-124945

Dear Sir or Madam:

On behalf of our client, AXM Pharma, Inc. (the “Company”), enclosed herewith please find Pre-Effective Amendment Number 2 to the Company’s Registration Statement, as filed on Form S-3 on this same date.  Please be advised that the initial registration statement was filed on May 16, 2005, but was not declared effective; an amended S-3 was filed on May 17, 2005, but was not declared effective; and Pre-Effective Amendment Number 1 was filed on May 26, 2005, but was also not declared effective.

We received a comment from your offices on June 6, 2005 regarding the Pre-Effective Amendment filed on May 26, 2005.  The comment inquired as to whether or not the shares the Company registered as  “issued pursuant to consulting agreements,” have already been issued.  We informed Albert Lee of the SEC that all such shares have been issued and pursuant to that conversation, filed only our response to the comment.  Subsequently, Mr. Lee informed us that the Company would have to revise its Registration Statement to specifically state when the shares were issued to the consultants.  Accordingly, we have filed this Pre-Effective Amendment Number 2.

Additionally, we revised the “Information Incorporated by Reference” section of the registration statement to include all of the current reports on Form 8-K that have been filed since December 31, 2004, the end of the fiscal year covered by the annual report referred to in that same section.  During the revision of the registration statement, we realized that mistakenly, only those current reports filed since the date the Company filed its annual report (April 15, 2005) were listed.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,

/s/ Louis E. Taubman Louis E. Taubman

cc.

Song Brandon, Esq.

AXM Pharma, Inc.